For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-866-GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

New Studies Underscore Value of Using High-Resolution Manometry to
Predict Disorders of Esophageal Hypomotility like GERD

— Bravo pH Monitoring System validates the use of the symptom-based reflux disease questionnaire —

NEW ORLEANS, May 4, 2010 — Given Imaging Ltd. (NASDAQ: GIVN) today announced the results of two new studies that confirm the value of using High-Resolution Manometry to predict gastroesophageal reflux disease (GERD) and Barrett’s esophagus. An additional study underscores the utilization of the Bravo pH Monitoring System to validate a questionnaire analyzing suspected GERD symptoms. All of the studies were presented at the Digestive Disease Week® (DDW) 2010 conference taking place from May 1-5 in New Orleans, Louisiana. Given Imaging is exhibiting at booth #2535 at the conference. In April 2010, Given Imaging acquired Sierra Scientific Instruments. The acquisition solidified Given Imaging’s leadership in specialty GI diagnostics, adding High-Resolution Manometry products and a broad range of acid reflux monitoring solutions, including pH monitoring and impedance monitoring to its existing portfolio of PillCam capsule endoscopy products and the Bravo pH Monitoring System.

Two studies M1155 and M1156, led by Dr. C. Prakash Gyawali of Washington University of Medicine in St. Louis, MO, analyzed the value of using data derived from High-Resolution Manometry tests to evaluate the relationship between segmental variation in Contractile Front Velocity (CFV) and disorders of esophageal hypomotility. Slower CFV values in the proximal esophagus segments are associated with hypomotility and may independently predict GERD and Barrett’s esophagus. The other study examined the link between temporal latency initiation of esophageal smooth muscle contraction and disorders of esophageal hypomotility as measured by High-Resolution Manometry. Increased latency in initiation of esophageal smooth muscle contraction may be part of the motor abnormality associated with GERD.

“Esophageal disorders such as Barrett’s esophagus and GERD may be associated with motor abnormalities that can be accurately defined with High-Resolution Manometry,” said Dr. Gyuwali. “We continue to find new ways to use the data derived from High-Resolution Manometry to characterize esophageal motor disorders. Understanding these motor processes may facilitate development of better management options so that we can treat them effectively and relieve patient suffering.”

Bravo pH Monitoring
The only catheter-free, ambulatory pH test, the Bravo pH Monitoring is the patient-preferred method for pH monitoring for detecting and diagnosing GERD. Bravo utilizes a small pH capsule that is temporarily attached to the wall of the esophagus to transmit pH data for a full 48 hours.

Poster presentation T1124, led by Dr. Brian Lacy of the Dartmouth-Hitchcock Medical Center, Lebanon, NH, describes the use of the Bravo pH Monitoring System to validate a six-item questionnaire developed to identify patients with GERD. The prospective study compared the questionnaire results from 358 patients to data obtained from 48-hour Bravo pH monitoring studies to determine the prevalence of GERD. The study authors concluded higher scores for regurgitation and the use of additional medications were most likely to predict an abnormal Bravo study.

Earlier this month, Given Imaging launched RAPID® pH to provide convenient management and review of Bravo pH monitoring study data. In addition, RAPID pH streamlines pH monitoring workflow through simplified, easy-to-use screen layouts and intuitive software navigation.

About Barrett’s Esophagus
Barrett’s esophagus is a condition in which the tissue lining the esophagus is replaced by tissue that is similar to the lining of the intestine. This process is called intestinal metaplasia.1 Barrett’s esophagus is commonly found in people with gastroesophageal reflux disease (GERD). A small number of people with Barrett’s esophagus develop a rare but often deadly type of cancer of the esophagus.

Barrett’s esophagus affects about one percent2 of adults in the United States. The average age at diagnosis is 50, but determining when the problem started is usually difficult. Men develop Barrett’s esophagus twice as often as women, and Caucasian men are affected more frequently than men of other races.

About GERD
Gastroesophageal reflux (also known as heartburn) occurs when contents from the stomach flow back up into the esophagus. Occasional heartburn is normal, but chronic heartburn caused by GERD can affect daily activities and damage the esophagus. Left untreated, GERD may also lead to more serious medical problems:

•	Difficulty swallowing (dysphagia)
•	Painful swallowing (odynophagia)
•	Narrowing of the esophagus (strictures)
•	Barrett’s esophagus (pre-cancerous lesion)
•	Chronic hoarseness or laryngitis
•	Respiratory problems (coughing, asthma)

About High-Resolution Manometry
High-Resolution Manometry is a diagnostic test for the detection and diagnosis of esophageal motility disorders. Motility disorders occur when there is a disruption in the muscle movement of food along the esophagus. Symptoms of a motility disorder include difficulty swallowing, regurgitation of food, and, in some patients, a spasm-type pain.

1 NIH Publication No. 08–4546, July 2008. http://digestive.niddk.nih.gov/ddiseases/pubs/barretts/index.htm#1.
2 Cameron AJ. Epidemiology of Barrett’s esophagus and adenocarcinoma. Diseases of the Esophagus. 2002;15:106–108.

High-Resolution Manometry measures intraluminal pressure within the gastrointestinal tract using a series of pressure sensors placed 1cm apart. During the procedure, a small tube is passed down the patient's nose and into the stomach. As it is gradually withdrawn, the patient is instructed to swallow sips of water, permitting the technician who performs the test to measure the strength and coordination of contractions of the esophageal muscles3. The physician reviews the data to identify abnormalities in the esophageal muscle function indicative of a motility disorder.

About the Bravo pH Monitoring System
The catheter-free Bravo pH Monitoring System improves pH testing, using a capsule that collects pH data and transmits it via radio frequency telemetry to a small, external, pager-sized receiver worn by the patient. Like catheter-based pH tests, the Bravo pH Monitoring System is an ambulatory method of pH monitoring, highly regarded as a gold standard. The Bravo pH Monitoring System improves the collection of data by measuring pH in the normal daily routine to assess if the patient has GERD.

The Bravo system allows patients to maintain their regular diet and activities. The Bravo system also minimizes throat and nasal discomfort associated with conventional catheter-based pH systems. With little visible indication that a pH test is taking place, Bravo pH monitoring eliminates the social embarrassment that accompanies traditional pH testing. The Bravo pH Monitoring System extends pH data collection to 48 hours or more, twice the recording capability of conventional catheter systems. Bravo provides physicians with additional data needed for an accurate GERD assessment. Current studies show that Bravo increases the likelihood of GERD diagnosis based on acid exposure and confirms that prolonged 48-hour monitoring facilitates the documentation of relationships between symptoms and reflux events, as reported first in a 2003 study published in The American Journal of Gastroenterology4. The Bravo system is the subject of more than 50 peer-reviewed and industry publications.

Traditional pH testing studies, sometimes combined with impedance measurement, involve inserting a very small catheter into the nostril and advancing it into the esophagus, where it stays throughout the 24-hour testing period. Patients using the catheter method often do not follow their usual daily schedule so the pH measurements may not be predictive of GERD during the 24-hour testing period. Challenges to traditional catheter based pH testing include throat irritation, difficulty sleeping and discomfort during eating and drinking.

About Digestive Disease Week
DDW is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases, the American Gastroenterological Association (AGA) Institute, the American Society for Gastrointestinal Endoscopy and the Society for Surgery of the Alimentary Tract, DDW takes place May 1 - 5, 2010, at the Ernest N. Morial Convention Center, New Orleans, LA. The meeting showcases approximately 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology. For more information, visit www.ddw.org.

3 http://www.sts.org/sections/patientinformation/esophageal/achalasia/?CFID=35123088&CFTOKEN=93088748.
4 Am J Gastroenterol 2003;98(4):740-749.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010, Given Imaging acquired Sierra Scientific Instruments, a leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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